Exhibit 6.4

Term Loan AGREEMENT

This Term Loan Agreement (the “Agreement”) is made and entered into this first day of July 1, 2019 (the “Effective Date”), by and between TerraCycle US Inc., a Delaware Corporation (the “Lender”), and TerraCycle, Inc., a Delaware corporation (“Borrower”).

In consideration of the mutual covenants and agreements contained herein, the parties agree as follows:

1.	Term and Loan Limit. For a term of twenty-four (24) months from the Effective Date (the “Initial Term”) Lender hereby agrees to loan to Borrower up to Four Million dollars ($4,000,000) (the “Loan Limit”).

2.	Renewal and Extension of Term Loan. Provided that Borrower is not in default under this Agreement at the end of the Initial Term, the Borrower, at its option may extend and renew this Term Loan for additional terms of twelve months (12) months upon fifteen (15) days written notice to Lender.

3.	Initial Loan and Future Advances. As of the Effective Date of this Term Loan, Lender has loaned to borrower a sum of $2,800,000 (the net amount of the intercompany balance owed by Borrower to Lender), which shall become subject to all terms herein. Lender agrees to make funds available under this Term Loan upon written request of Borrower. Any request for an Advance may be made from time to time and in such amounts as Borrower may choose, provided, however, any requested Advance will not, when added to the outstanding principal balance of all previous Advances, exceed the Loan Limit. The Lender may refuse to make any requested Advance if an event of default has occurred and is continuing hereunder either at the time the request is given or the date the Advance is to be made, or if an event has occurred or condition exists which, with the giving of notice or passing of time or both, would constitute an event of default hereunder as of such dates.

4.	Interest. All sums advanced pursuant to this Agreement shall bear interest from the date each Advance is made until paid in full at an interest rate LIBOR + 2.25 percent calculated quarterly as described in paragraph 5 below (the “Interest Rate”).

5.	Interest Payments; Repayment. Interest on Advances shall be payable on a quarterly basis commencing on June 30, 2019, and continuing each quarter thereafter. Interest payments shall be calculated on the average monthly balance for each preceding quarter (in the case of the first payment, the average monthly balance for the preceding two quarters). The entire unpaid principal balance, together with any unpaid accrued interest and other unpaid charges or fees hereunder, shall be due and payable at the end of the Initial Term unless the Borrower elects to extend the Term Loan as set forth in paragraph 2 above. Borrower may prepay principal and/or interest at any time without penalty.

6.	Representations and Warranties. Borrower represents and warrants to Lenders as follows:

a.	Borrower is a duly organized, validly existing, and in good standing under the laws of the State of Delaware with the power to own its assets and to transact business in New Jersey, and in such other states where its business is conducted.

b.	Borrower has the authority and power to execute and deliver any document required hereunder and to perform any condition or obligation imposed under the terms of such documents.

c.	There is no action, suit, investigation, or proceeding pending or, to the knowledge of Borrower, threatened, against or affecting Borrower or any of its assets which, if adversely determined, would have a material adverse effect on the financial condition of Borrower or the operation of its business.

d.	No information or report furnished by Borrower to Lender in connection with the negotiation of this Agreement contained any material misstatement of fact or omitted to state a material fact or any fact necessary to make the statements contained therein not misleading.

7.	Events of Default. An event of default (each, an “Event of Default”) will occur if any of the following events occurs:

a.	Failure to pay interest when due;

b.	Failure to pay any principal within fifteen (15) days after the same becomes due;

c.	Any representation or warranty made by Borrower in this Agreement or in connection with any borrowing or request for an advance hereunder, or in any certificate, financial statement, or other statement furnished by Borrower to Lender is untrue in any material respect at the time when made.

8.	General Provisions. All representations and warranties made in this Agreement and the shall survive the execution and delivery of this Agreement and the making of any loans hereunder. This Agreement will be binding upon and inure to the benefit of Borrower and Lender, their respective successors and assigns, except that Borrower may not assign or transfer its rights or delegate its duties hereunder without the prior written consent of Lender. This Agreement and all documents and instruments associated herewith will be governed by and construed and interpreted in accordance with the laws of the State of New Jersey. This Agreement will be deemed to express, embody, and supersede any previous understanding, agreements, or commitments, whether written or oral, between the parties with respect to the general subject matter hereof. This Agreement may not be amended or modified except in writing signed by the parties.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

BORROWER		LENDER

By:	/s/ Daniel Rosen	By:	/s/ Javier Daly

Title: General Counsel		Title: Chief Financial Officer